

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Charles C. Van Vleet, Jr.
President and Chief Executive Officer
Gouverneur Bancorp, Inc./MD/
42 Church Street
Gouverneur, New York 13642

Re: Gouverneur Bancorp, Inc./MD/
Form S-1 filed June 9, 2023
File No. 333-272548

Dear Charles C. Van Vleet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 9, 2023

Recent Change in Executive Management, page 2

1. Please revise your disclosure to expand on the general reasons Faye C. Waterman resigned effective April 14, 2023 as your President and Chief Executive Officer and as director of Gouverneur Bancorp.

Improving our technology platform, page 5

2. We note the statement on page 5 that you have made and are continuing to make additional investments in your IT infrastructure, including data backup, security and other areas. Please revise to clarify the extent to which you currently rely on third parties to conduct your data processing and information security. Clarify the extent to which you expect the additional investments will be done through outsourcing to third parties, given the statement on page 26 indicating that you rely significantly on third parties for such

requirements. Additionally, please discuss how much of your IT budget is dedicated to maintaining existing systems versus enhancing systems.

We are subject to certain risks in connection with our recent acquisition..., page 20

3.   Reference is made to the third sentence. Please briefly discuss the "planned synergies" and your current progress on integration.

Pro Forma Data, page 44

4.   We note your disclosures within footnotes (4) and (5) on pages 48 and 49, respectively, qualitatively describing the calculation of the number of shares to be used in the per share calculations presented in the pro forma data. Please revise your disclosures to include a quantitative calculation or tabular reconciliation of the share amounts used in each per share calculation as described in your footnotes.

Deposits, page 68

5.   Please revise to quantify and discuss period over period changes in total brokered deposits for the periods presented.

Liquidity and Capital Resources, page 85

6.   We note your disclosures on pages 24 and 86 referring to utilizing brokered deposits to fund loan growth. Please revise to quantify the amount at each period and discuss how your total brokered deposit are used as part of your liquidity strategy.

Board Leadership and the Boards Role in Risk Oversight, page 89

7.   We note disclosure that you are searching for a new President and Chief Executive Officer and expect that a current member of your internal accounting team will become your Chief Financial Officer when Ms. Adams retires in the spring of 2024. Please revise to further clarify your plans, if any, to adapt risk oversight during and after the conversion process and transition to new management. Additionally, we note the first full paragraph on page 90 does not address interest rate risk. Please revise to clarify your risk oversight of interest rate risk to the extent material. Please make conforming changes as appropriate to the first risk factor on page 20.

8.   Please revise to disclose the nature of the board's role in overseeing the company's cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Unaudited Pro Forma Condensed Combined Financial Statements, page B-1

9.   We note that the historical information of Citizens Bank of Cape Vincent appears to be presented from the beginning of the fiscal year of October 1, 2021 through September 16, 2022. Please revise your disclosures to include a more fulsome description as to how you

are arriving at the amounts presented on your pro forma statements of operations. Refer to Rule 11-02(c)(3) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-8

10. We note a cash inflow of $1.9 million during the year ended September 30, 2022 relating to the Bank acquisition, net of cash acquired. Please tell us how this amount reconciles to the purchase price consideration and fair value of assets acquired disclosed on page F-22.

Notes to Consolidated Financial Statements
Note 3 - Acquisition of Citizens Bank of Cape Vincent, page F-21

11. Please revise to disclose the information required by ASC 805-10-50-2(h), including the supplemental pro forma information, for each of the financial statement periods presented.

Note 13 - Income Taxes, page F-47

12. We note that the total provision for income tax expense (benefit) for the six months ended March 31, 2022 and 2021, as disclosed on page F-47, does not appear to reconcile to the consolidated statement of earnings on page F-5. Please tell us why and revise your disclosures to clarify accordingly. In addition, please revise to expand your discussion on page 70 to explain the changes to your income tax expense (benefit) for the six months ended March 31, 2022 and 2021.

Exhibits, page II-2

13. We note in the second paragraph where counsel states that if "any of the facts are incorrect or incomplete," the conclusion may be different. Counsel also disavows any obligation to advise the company if any facts are not as they had been represented. Please explain to us why you believe these statements are not overly broad.

14. Please file the tax allocation agreement referenced on page 108 as an exhibit or advise us why you believe it is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance